FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DELIVERING THE ESSENTIALS OF LIFE

Combined Annual and Extraordinary General Meeting

Tuesday, April 27, 2004 at 2 : 00 p.m. *

At the Palais des Congrès – 2 Place de la Porte Maillot – Paris 17th – France

SUEZ shareholders,

To be able to attend the General Meeting, you must block your shares with your investment advisor, so they cannot be transferred, at least one day before the date of the meeting if you hold bearer shares **.

If you request him to do so, your investment advisor will block your shares as of April 26, 2004 at the latest. You can ask your investment advisor for an admission card and the information documents along with a form enabling you to vote by mail or by proxy. He will have these by the first week in April 2004. To receive the admission card at your home before the Meeting, please take into account the time needed to receive mail. Otherwise, you can obtain your admission card from the CAIS Corporate Trust snc at the meeting place itself.

The agenda for this Meeting and the resolutions which will be submitted to a vote will be published in the BALO of March 19, 2004.

(*) The General Meeting convened for April 20, 2004 is not expected to reach the required quorum. SUEZ shareholders are therefore invited to attend the Combined Annual and Extraordinary General Meeting on April 27.

(**) If you hold registered shares, you do not have to follow the foregoing procedure.

Club Actionnaires SUEZ

16, rue de la Ville l’Evêque – 75383 Paris Cedex 8

www. Suez.com

N° Vert : 0 800 177 177

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : March 19, 2004	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary